AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 14, 2000.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )

--------------------------------------------------------------------------------

                             Kankakee Bancorp, Inc.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                (Name of Issuer)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           Common Stock $.01 Par Value
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                         (Title of Class of Securities)
--------------------------------------------------------------------------------
                        -----------------------------------

                                   484243-10-0
                        -----------------------------------
                        -----------------------------------

                                 (CUSIP Number)
                        -----------------------------------
                                James F. Dierberg
                        135 N. Meramec, Clayton, MO 63105
                                 (314) 854-4600
--------------------------------------------------------------------------------
(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  June 1, 2000
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
---------------------------------------- -------------------------------------
CUSIP NO.  484243-10-0                                     Page 2 of 11 Pages
---------------------------------------- -------------------------------------
---------- -------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    INVESTORS OF AMERICA, LIMITED PARTNERSHIP
                         (formerly Dierberg Four, L.P.)
                                   43-1521079
---------- -------------------------------------------------------------------
---------- -------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OFA GROUP*    (a)   |_|
                                                               (b)   |X|

---------- -------------------------------------------------------------------
---------- -------------------------------------------------------------------
3          SEC USE ONLY

---------- -------------------------------------------------------------------
---------- -------------------------------------------------------------------
4          SOURCE OF FUNDS*

           Not Applicable
---------- -------------------------------------------------------------------
---------- -------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO |_| ITEMS 2(d) OR 2(e)

---------- -------------------------------------------------------------------
---------- -------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
                    NEVADA
---------- --------------------------------------------------------------------
------------------- -------- --------------------------------------------------
    NUMBER OF       7        SOLE VOTING POWER

      SHARES                 140,000
------------------- -------- --------------------------------------------------
------------------- -------- --------------------------------------------------
   BENEFICIALLY     8        SHARED VOTING POWER

     OWNED BY                               NONE
------------------- -------- --------------------------------------------------
------------------- -------- --------------------------------------------------
       EACH         9        SOLE DISPOSITIVE POWER
                             140,000
    REPORTING
------------------- -------- --------------------------------------------------
------------------- -------- --------------------------------------------------
      PERSON        10       SHARED DISPOSITIVE POWER

       WITH                                 NONE
------------------- -------- --------------------------------------------------
---------- --------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           140,000
---------- --------------------------------------------------------------------
---------- --------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                 |_|
---------- --------------------------------------------------------------------
---------- --------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.4%
---------- --------------------------------------------------------------------
---------- --------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                    IV, PN
---------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1. Security and Issuer

                  The statement on Schedule 13D filed by the reporting person on January 21, 1993, and amended on June 20, 1994, relating to the Common Stock, par value $0.01 per share (the "Common Stock"), issued by Kankakee Bancorp ("Bancorp"), whose principal executive offices are located at 310 S. Schuyler Avenue, Kankakee, Illinois 60901, is hereby amended as follows:


Item 2. Identity and Background

                  This statement is filed by Investors of America, Limited Partnership (formerly Dierberg Four, L.P), a Nevada limited partnership ("Investors"). The general partner of Investors is First Securities America, Inc., a Missouri corporation ("First Securities"). James F. Dierberg is the controlling shareholder of First Securities. The directors and officers of First Securities are James F. Dierberg (President and Director) and Mary W. Dierberg (Secretary, Treasurer and Director).

                  The information required by Item 2 with respect to each of the above named persons is attached to this statement as Exhibits 2A through 2D, and is incorporated herein by this reference.

                  The information disclosed in Exhibits 2A through 2D is included pursuant to General Instruction C to Schedule 13D.


Item 3. Source and Amount of Funds or Other Consideration

                  Not applicable. This amended statement is being filed by Investors to report the disposition of 25,000 shares of Common Stock of Kankakee.


Item 4. Purpose of Transaction

                  The shares of Common Stock covered by this statement have been held for investment purposes. Investors has the following plans with respect to the Common Stock:

                  (a) Investors intends to continually assess the market for the Common Stock. Investors or an affiliate may purchase additional shares of the Common Stock or dispose of such shares from time to time depending on such continuing assessment and upon future developments, including the then market price of such shares.

                  (b-j)  None.

Item 5. Interest in Securities of the Issuer

                  (a) The aggregate percentage of shares of Common Stock reported owned by the reporting person is based upon 1,225,583 shares outstanding at May 11, 2000, as indicated in the 10Q for the quarter ending March 31, 2000. As of the close of business on June 13, 2000, Investors beneficially owned 140,000 shares, or approximately 11.42% of such number of shares of Common Stock.

                  (b) Investors beneficially owns 140,000 shares of the Common Stock and has the sole power to vote and dispose of such shares.

                  (c) All transactions in the shares of Common Stock effected by Investors during the past sixty days are described in Exhibit 5(c) attached hereto. All such shares were sold through a broker/dealer.

                  (d-e)  Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Investors is under the control of James F. Dierberg. See Item 2. above. James F. Dierberg and Mary W. Dierberg are husband and wife.


Item 7. Material to Be Filed as Exhibits

                  Exhibit 5(c) - Transactions in the Common Stock effected during the past sixty days.

                                    Signature


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           INVESTORS OF AMERICA, LIMITED PARTNERSHIP


                           By: /s/James F. Dierberg
                               -------------------------------
                               James F. Dierberg, President of
                               First Securities America, Inc.,
                               General Partner




Date: June 14, 2000

                                  EXHIBIT INDEX


            Exhibit No.                                 Page No.
            -----------                                 --------

            Exhibit 2A                                     7

            Exhibit 2B                                     8

            Exhibit 2C                                     9

            Exhibit 2D                                    10

            Exhibit 5(c)                                  11

                                   Exhibit 2A


INVESTORS OF AMERICA, LIMITED PARTNERSHIP


State or Other Place of Organization:           Nevada
-------------------------------------


Principal Business:                             Investment in real estate
-------------------
                                                and stocks


Address of Principal Business:                  39 Glen Eagles Drive
------------------------------
                                                St. Louis, Missouri 63124


Address of Principal Office:                    39 Glen Eagles Drive
----------------------------
                                                St. Louis, Missouri 63124


Criminal Proceedings During Last 5 Years:       None
-----------------------------------------


Civil Proceedings During Last 5 Years:          None
--------------------------------------

                                   Exhibit 2B


FIRST SECURITIES AMERICA, INC. (General Partner of Investors of America, Limited Partnership)


State or Other Place of Organization:                 Missouri
-------------------------------------


Principal Business:                                   Insurance and investments
---------------------------


Address of Principal Business:                        135 North Meramec,
------------------------------
                                                      Clayton, Missouri 63105


Address of Principal Office:                          135 North Meramec,
----------------------------
                                                      Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:             None
-----------------------------------------


Civil Proceedings During Last 5 Years:                None
--------------------------------------

                                   Exhibit 2C


JAMES F. DIERBERG (Director, President and controlling shareholder of First Securities America, Inc.)


Residence or Business Address:                       39 Glen Eagles Drive
------------------------------
                                                     St. Louis, Missouri 63124


Principal Occupation or Employment:                  Financial services

        Name of Employer:                            First Banks, Inc.
        -----------------

        Principal Business:                          Bank holding company

        Address:                                     135 North Meramec,
        --------
                                                     Clayton, Missouri 63105


Criminal Proceedings During Last 5 Years:            None
-----------------------------------------


Civil Proceedings During Last 5 Years:               None
--------------------------------------


Citizenship:                                         U.S.A.
------------

                                   Exhibit 2D


MARY W. DIERBERG (Director, Secretary and Treasurer of First Securities America, Inc.)


Residence or Business Address:                       39 Glen Eagles Drive
------------------------------
                                                     St. Louis, Missouri 63124


Principal Occupation or Employment:                  Housewife


Criminal Proceedings During Last 5 Years:            None
-----------------------------------------


Civil Proceedings During Last 5 Years:               None
--------------------------------------


Citizenship:                                         U.S.A.
------------

                                  Exhibit 5(c)


                    INVESTORS OF AMERICA, LIMITED PARTNERSHIP

                   (Transactions Effected Within Past 60 Days)

Identity of                                           Number of       Price per
 Seller                      Date of Sale            Shares Sold        Share
 ------                      ------------            -----------        -----

Investors of America,        June 1, 2000              25,000         $19.5625
Limited Partnership